EXHIBIT 99.1

ING completes acquisition of majority stake in Payvision

ING has today completed the acquisition of its 75% stake in Payvision, a fast-growing, leading international omnichannel payments service provider.

As announced on 29 January 2018, the acquisition will strengthen ING's footprint in omnichannel payments services and support the expansion of our merchant services for business customers, in particular in the fast-growing e-commerce segment. As a result of our combined strengths, business customers will strongly benefit from Payvision's omnichannel payments platform complemented by ING's lending and working capital solutions and its worldwide distribution network.

Payvision's founding management team will hold a 25% minority stake and will continue to lead the company.

As previously announced, the total value of Payvision is EUR 360 million. The acquisition does not have a material impact on ING's CET 1 ratio.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
carolien.van.der.giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by ING's ranking as 'leader' in the Banks industry group by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

PAYVISION PROFILE

Payvision is a fast-growing, independent international card acquirer and payments platform, connecting payment service providers and their global merchants.  Founded in 2002 in the Netherlands, it serves its clients from offices in 10 cities in the US, Europe, Asia and the Pacific. In 2015 Payvision launched next-generation Payment Service Provider, Acapture, to address the omnichannel and cross-border payments needs of merchants.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (21) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment:

http://www.globenewswire.com/NewsRoom/AttachmentNg/21d3d820-29ef-4346-bdbe-ba99753563e2